Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Brooks Automation, Inc.
Chelmsford, Massachusetts
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8, of our report dated November 5, 2015, except for the effect of changes to disclosures for segment reporting, equity method investments and adoption of ASU 2015-17 discussed in Note 20, Note 8, and Note 12, respectively, as to which the date is November 29, 2016 relating to the consolidated financial statements which appear in Brooks Automation, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2016.

/s/ BDO USA, LLP

BDO USA, LLP
Boston, Massachusetts
February 28, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

R-220 (6/14)